FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk


05008879

'r, 16 Stanley Street, Central, Hong Kong.
利街十六號騏利大廈九樓
827 4836 • E-mail: fw@fairwind.com.hk

Our Ref.: S/7911/94 LTO/kk


RECEIVED
PROCESSING
SEC MAIL
WASH, D.C.

2 JUN 2005

SUPPL

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 31 May 2005 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED




RECEIVED
PROCESSING
JUN 1 0 2005

LO Tai On
Director
Encl.

PROCESSED
JUN 13 2005
FINANCIAL

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.





華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

FINANCIAL AND OPERATIONAL REVIEW
2005 FIRST QUARTER

This announcement is made by China Resources Enterprise, Limited ("the Company") on a voluntary basis in pursuit of a higher standard of corporate governance and in promoting the Company's transparency. The Company currently intends to continue to publish the quarterly financial and operational review in the future.

The financial and operational review for the 2005 first quarter was not audited and was prepared in accordance with accounting principles generally accepted in Hong Kong.

The directors of the Company are pleased to present the following unaudited financial and operational information for the first quarter ended 31 March 2005.

FINANCIAL HIGHLIGHTS

	Three months ended 31 March 2005 (Unaudited) HK$'000	Three months ended 31 March 2004 (Unaudited & Restated)[1] HK$'000
Turnover	**12,130,503**	10,920,244
Net profit attributable to shareholders of the Company	**660,080**	319,916
Basic earnings per share	**HK$0.31**	HK$0.15
	At 31 March 2005 (Unaudited) HK$'000	At 1 January 2005 (Unaudited & Adjusted) HK$'000
Equity attributable to shareholders of the Company[2]	**15,991,651**	15,197,850
Minority interests	**4,810,900**	4,811,653
Consolidated net borrowings[3]	**4,427,156**	4,923,203
Gearing ratio[3]	**21.28%**	24.60%
Current ratio	**1.25**	1.26
Net assets per share:		
Book value	**HK$7.48**	HK$7.16

Note:

1. As a result of the adoption of certain accounting standards as set out in the section headed "Major Changes of Accounting Policies", net profit attributable to shareholders for the three months ended 31 March 2004 have been reduced by approximately HK$29 million. The changes include retrospective

ANALYSIS OF TURNOVER AND PROFIT

	Three months ended 31 March 2005 (Unaudited) HK$'000	Three months ended 31 March 2004 (Unaudited & Restated)[1] HK$'000
Turnover by segment		
Petroleum and Chemical Distribution	**4,348,566**	4,250,659
Retail	**4,321,233**	3,722,612
Food Processing and Distribution	**1,351,968**	1,277,115
Beverage	**1,101,829**	837,358
Textile	**990,453**	793,429
Property	**72,211**	78,180
Investments and Others	**–**	–
Subtotal	**12,186,260**	10,959,353
Elimination of inter-segment transactions	**(55,757)**	(39,109)
Total	**12,130,503**	10,920,244
Net profit/(loss) attributable to shareholders of the Company by segment		
Petroleum and Chemical Distribution	**210,225**	85,391
Retail	**89,607**	50,407
Food Processing and Distribution	**98,709**	90,210
Beverage	**(35,672)**	(15,492)
Textile	**16,419**	22,062
Property	**252,824**	55,497
Investments and Others	**76,445**	78,182
Subtotal	**708,557**	366,257
Net corporate interest and expenses	**(48,477)**	(46,341)
Total	**660,080**	319,916

2. To conform with the Group's accounting policies for the year ending 31 December 2005, net adjustments amounted to approximately HK$0.6 billion have been made to the opening balance of equity attributable to the shareholders of the Company.

the Company

Minority interests	**4,810,900**	4,811,653
Consolidated net borrowings[3]	**4,427,156**	4,923,203
Gearing ratio[3]	**21.28%**	24.60%
Current ratio	**1.25**	1.26
Net assets per share:		
Book value	**HK$7.48**	HK$7.16

Note:

1. As a result of the adoption of certain accounting standards as set out in the section headed "Major Changes of Accounting Policies", net profit attributable to shareholders for the three months ended 31 March 2004 have been reduced by approximately HK$29 million. The changes include retrospective applications of "HKFRS 2 – Share-based payment" regarding the Group's share options granted to employees and "HKAS 32 & 39 – *Financial Instruments*" regarding the Group's convertible bonds.

   In addition, a net revaluation gain of HK$209 million was recognized in the profit and loss account for the first quarter of 2005 whereas no prior year adjustment was made for the same period in 2004. Amortisation of goodwill ceased in the current period of 2005 while amortisation of goodwill amounted to HK$19 million was made for the same period in 2004.

Retail		
Food Processing and Distribution	**98,709**	
Beverage	**(35,672)**	
Textile	**16,419**	22,062
Property	**252,824**	55,497
Investments and Others	**76,445**	78,182
Subtotal	**708,557**	366,257
Net corporate interest and expenses	**(48,477)**	(46,341)
Total	**660,080**	319,916

File No.82-

2. To conform with the Group's accounting policies for the year ending 31 December 2005, net adjustments amounted to approximately HK$0.6 billion have been made to the opening balance of equity attributable to the shareholders of the Company.

3. Gearing ratio represents the ratio of consolidated net borrowings to equity attributable to shareholders and minority interests. Consolidated net borrowings has been restated as a result of the adoption of "HKAS 32 & 39 – Financial Instruments" in relation to the Group's convertible bonds.

MAJOR CHANGES OF ACCOUNTING POLICIES

The Hong Kong Institute of the Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards ("HKFRS") and Hong Kong Accounting Standards ("HKAS"), collectively referred to as Hong Kong Financial Reporting Standards ("HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005.

The accounts of the Group for the quarter ended 31 March 2005 have been prepared in accordance with the HKFRSs. Except for the revaluation of certain properties and financial instruments, the accounts have been prepared under the historical cost convention.

In connection with the adoption of new HKFRSs, the Group has applied certain new accounting policies in accordance with the transitional provisions as set out in the relevant HKFRSs. In the absence of any transitional requirements of new HKFRSs, these new HKFRSs have been applied retrospectively. The major changes to accounting policies which have material effect on the Group's profit and loss account and shareholders' equity are highlighted as follows:

(a) **Investment Properties**

In accordance with HKAS 40, gains or losses arising from changes in fair value of investment properties are included in the consolidated profit and loss account in the period in which they arise. In previous years, the change in the fair value of investment properties was dealt with as movements in the property valuation reserve. If the total of this reserve was insufficient to cover a deficit on a portfolio basis, the excess of the deficit was charged to the profit and loss account.

The revaluation surplus which was previously dealt with in the valuation reserve was recognized as an adjustment to the retained profits as at 1 January 2005. No adjustment has been made on 2004 comparative figures.

(b) **Deferred Taxation**

The Group's accounting policy on deferred taxation does not have material changes except for the deferred tax effects arising from the revaluation of investment properties. Upon the adoption of HKAS-INT 21, the deferred tax arising from the revaluation of an investment property is recognized on the basis that the carrying amount of the investment property is expected to be recovered through use to the extent of depreciable amount and through sale at its residual value. Prior to 1 January 2005, deferred tax arising from the revaluation of investment properties was recognized on the basis that the carrying amount is recovered through sale.

The change in accounting policy requires retrospective applications to the prior year comparatives and prior year adjustments were made accordingly.

(c) **Goodwill**

In accordance with HKFRS 3 – "Business Combinations", goodwill arising on acquisitions is recognized as an asset and reviewed for impairment at least annually or more frequently if there are indications that the carrying value may not be recoverable. Any impairment is recognized immediately in the consolidated profit or loss account and is not subsequently reversed. HKFRS 3 requires that, after reassessment, any excess of the acquirer's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over the cost of the business combination should be recognised immediately in the consolidated profit and loss account. HKFRS 3 prohibits the recognition of negative goodwill in the balance sheet.

Goodwill arising from acquisitions prior to 1 January 2001 was previously eliminated directly against reserves. Such amount has not been restated on the balance sheet. Goodwill arising from acquisitions on or after 1 January 2001 and prior to 1 January 2005 was amortised over its estimated useful life in previous years. The Group discontinued the amortisation of such goodwill on 31 December 2004 and the related accumulated amortisation was eliminated against the cost of goodwill at 1 January 2005.

Negative goodwill arising on acquisitions before the date of adoption of the new standard is derecognised and adjust to the opening balance of retained earnings as at 1 January 2005.

On disposal of a subsidiary, an associate or a jointly controlled entity, the profit and loss is calculated by reference to the net assets at the date of disposal including the attributable amount of goodwill but does not include any goodwill/negative goodwill previously eliminated against reserves.

(d) **Share-based Payment**

The Group has granted share options to certain employees for their services rendered to subscribe for shares of the Company in accordance with the Company's share option scheme. Prior to 1 January 2005, the Group did not recognise the financial effect of the share options until the share options were exercised.

Under HKFRS 2 "Share-based Payment", the share options granted to employees are classified as equity-settled share-based payments which are measured at fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest. Fair value is measured using the Black-Scholes model.

In accordance with the transitional provisions of HKFRS 2, the standard has been applied retrospectively to all grants of shares options after 7 November 2002 that remained unvested as of 1 January 2005.

(e) **Convertible bonds**

In accordance with HKAS 32 – "Financial Instruments: Disclosure and Presentation", convertible bonds are regarded as compound instruments, consisting of a liability component and an equity component. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible debt. The difference between the proceeds of issue of the convertible bonds and the fair value assigned to the liability component, representing the embedded option to convert the liability into equity of the Group, is included in equity. The interest expense on the liability component is calculated by applying the prevailing market interest rate for similar non-convertible debt to the liability component of the instrument.

The adoption of this accounting standard requires retrospective applications to the prior year comparatives and prior year adjustments were made accordingly.



華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF OPERATIONS

The Group's unaudited consolidated turnover and profit attributable to shareholders for the first quarter ended 31 March 2005 amounted to approximately HK$12,130.5 million and HK$660.1 million respectively, representing an increase of 11.1% and 106.3% over the same quarter of 2004. Excluding the gain in property revaluation and its related deferred tax effects which are considered the major effects of changes in accounting policies, the Group's unaudited consolidated profit attributable to shareholders for the quarter was HK$450.8 million, 40.9% higher than the same quarter of 2004.

Petroleum and Chemical Distribution

Turnover of the petroleum and chemical distribution division for the first quarter of 2005 was HK$4,348.6 million, which remained relatively stable as compared to the same quarter of 2004. Attributable profit for the current quarter amounted to HK$210.2 million, an increase of 146.2% over the same period last year.

Excluding a gain of HK$84.2 million from the disposal of the remaining 10.5% equity interest in Qingdao Qirun Petrochemical Co., Ltd., an investment of the Group, at a consideration of RMB124.4 million in January 2005, attributable profit for the first quarter 2005 would have increased by 47.6% over the same quarter of 2004, which was mainly contributed by the improved performance of the chemical operation, filling station operation in Hong Kong and piped gas operation in Suzhou.

The international crude oil prices averaged US$49.87 a barrel in the first quarter of 2005, compared to US$35.19 a year ago. Consequently, the petroleum and chemical product prices remained at unprecedented high levels as compared to 2004. Despite the challenging operating environment during the period under review, overall gross margin could still be maintained.

The chemical operation, benefited from a less competitive domestic environment in the Chinese Mainland, recorded a sales volume growth of 19.3% in the current quarter and substantially improved the net profit for the first quarter 2005.

The filling station operation in Hong Kong reported a notable improvement in profitability. This was mainly attributable to an increase in sales volume of 21.0% due to competitive pricing of LPG sales as well as a slight increase in profit margins for filling station operation in Hong Kong.

The piped gas operation in Suzhou proved to be promising with satisfactory profit contribution, which substantially increased by 210.2% over the same quarter of 2004. This strategic investment favorably positions the Group for stronger growth potential in the long run. The newly acquired 36% stake in Chengdu City Gas Co., Ltd also started to contribute profit in the first quarter 2005.

Retail

The Group's retail division mainly comprises three business segments: (1) supermarket and logistics; (2) brand-fashion distribution in the Chinese Mainland and (3) other retail stores operation.

For the first quarter of 2005, the Group's retail operation reported a turnover of HK$4,321.2 million and attributable profit of HK$89.6 million, an increase of 16.1% and 77.8% over the same quarter 2004.

Despite the anticipated slowdown in global economic growth in 2005, and the introduction of macro-economic control measures in the China, the pace of expansion has remained robust in the Chinese Mainland since the beginning of this year. Favorable conditions for domestic spending with an overall improvement in the living standard, especially in the urban and sub-urban regions, has resulted in a strong domestic demand, paving for sustainable growth in the retail industry.

Economic recovery in Hong Kong continued in the first quarter 2005 with a rising number of mainland visitors under the Individual Travel Scheme and an encouraging growth in the local private consumption expenditure. The retail industry in Hong Kong will be further boosted with the launch of various promotional programs in the second half, in preparation for the opening of a theme park on the Lantau Island in the third quarter of 2005.

Supermarket and Logistics

Turnover of the supermarket and logistics operation for the first quarter of 2005 was HK$3,789.4 million, an increase of 18.3% over 2004. Attributable profit for the quarter amounted to HK$55.2 million, an increase of 97.3% over 2004.

The Group currently operates its supermarket business through three groups of subsidiaries, namely, 華潤萬家有限公司 China Resources Vanguard Co. Ltd., 蘇果超市有限公司 Suguo Supermarket Co., Ltd ("Suguo") and China Resources Vanguard (Hong Kong) Company Limited. At the end of the first quarter of 2005, the Group operated a total of approximately 1,840 stores in Hong Kong and the Chinese Mainland, of which 40% were self-operated while the rest were franchised stores.

The increase in turnover for the current quarter was mainly attributable to the sales contributed by the newly opened stores. An overall same store growth of 4.3% was recorded. Moreover, the 24.0% increase in payments from suppliers, including incentives, store display and promotion income helped improve the operating result.

For the first quarter of 2005, attributable profit of the supermarket and logistics business improved with consolidated earnings before interest, tax, depreciation and amortization ("EBITDA") amounted to HK$207.2 million, an improvement of 42.8% over the same period of 2004.

As part of the business development strategy, the Group continuously works on its core competence to foster the competitiveness of its supermarket chain and has been closing down the loss-making stores since last year. To sustain and combat in the highly competitive operating environment, strenuous efforts were put to readjust the wide assortment of merchandise to cater for customer preferences and local weather patterns and undergo store renovation and conversion for its inefficient stores, particularly in the Southern region. The sales results of these stores proved to increase profit contribution.

The Eastern China operation, including Suguo, continued to perform well in the first quarter of 2005. Benefited from competitive pricing strategies, optimal merchandise mix, broad variety of consumer products adapted to local preferences, coupled with the increase in scale of operation and further development of the higher margin self-owned merchandise brands, the Eastern China operation reported a satisfactory growth in both turnover and net profit for the quarter under review by 34% and 49.7% respectively.

In Southern China, continuous favorable shifts in the merchandise mix and conversion of some of the stores to hypermarkets proved successful. A major inventory system integration between superstores' and hypermarkets' stocks drastically improved the distribution to the right stores at the right time. Moreover, rearrangement in store display of general merchandise also brought in additional rental income. Coupled with the turnover growth, better purchase terms negotiated, centralized procurement and other substantial cost savings through continuous process improvement, attributable profit ...

adverse effect from soaring prices of livestock from the Chinese Mainland. Continuous efforts in enriching product mix coupled with a broadened customer base also contributed to the improvement in profitability.

The marine fishing and aquatic products processing operation was, however, adversely affected by the record high fuel prices and decrease in average selling prices due to keen competition, resulting in a lower profit contribution. Efforts in exploring more high quality fishing grounds, enhancing catching capability of the fishing fleet, improvement of sales network and selling more high-end fishes as well as aquatic products will altogether help improve profitability in the long run.

The Shenzhen operation, acquired in July 2004, reported steady profit contribution for the quarter under review. The construction of a meat processing centre in Shanghai is progressing on schedule. The Group will utilize its investments in the Shenzhen and Shanghai projects to enter the branded food distribution in the Chinese Mainland, through appropriate food product enrichment together with integrated distribution networks and brand building.

In April 2005, the Group entered into an agreement to dispose of the entire issued share capital of its wholly-owned subsidiary, Giant Harvest Limited, which holds a 25.09% stake in the A-share listed associated company, 徐州維維食品飲料股份有限公司 Xuzhou VV Food & Beverage Co., Ltd for a cash consideration of about RMB432.2 million. The said disposal is part of the Group's divestment strategies regarding non-core assets so as to focus on its retail-led distribution businesses.

Beverage

The beverage division reported a turnover for the first quarter of 2005 of HK$1,101.8 million, representing an increase of 31.6% over the same period in 2004. Attributable loss was HK$35.7 million, compared to a loss of HK$15.5 million over the same quarter of 2004. However, excluding the operating losses of the newly acquired breweries, our existing breweries altogether recorded a substantial reduction in attributable losses by 41.8%.

The sales volume of beer also increased by 20% to approximately 619,000 kilolitres. Despite the unusual cold weather experienced in Eastern China, Zhejiang and Jiangsu which particularly affected beer sales in these regions during the first quarter of 2005, the organic growth of sales volume from existing breweries was 7.5%.

For the quarter under review, raw material costs rose by approximately 15%. Higher energy costs also led to an increase in production costs. However, with a net price rise of 9.9% on average and improvement in product mix during the current quarter, the overall gross profit margin per kilolitre could still be sustained. The newly implemented truck loading restrictions effective since June 2004 increased the delivery costs which caused pressure on profitability.

Persistent efforts in promoting our national brand "SNOW" including Shenyang beer, improved the sales volume for the quarter under review by 31.0%, approximately 244,000 kilolitres, compared to approximately 186,000 kilolitres in the first quarter of 2004.

Strong seasonality in Eastern China, coupled with their initial low operational efficiency, had led to losses in those newly acquired breweries in Zhejiang, Anhui and Jiangsu in the first quarter of 2005. Through integration with existing operations, distribution channel improvement and efforts to increase utilization rate, the Group expects substantial cost and marketing synergies to enhance their revenue and operating margins.

The strategic acquisition of breweries continues to consolidate the Group's market presence in Eastern and Central China and strengthen the national distribution network of "SNOW" through potential synergies in marketing, procurement and logistics. In April 2005, the Group entered into an agreement to acquire the assets of the reorganized 阜陽市雪地啤酒有限公司 (Fuyang City Snowland Brewery Co., Ltd.), the largest brewery in the north-western region of Anhui Province. This will extend its market dominance from the central to the north-western region of the Province.

By the end of March 2005, the Group operated over 35 breweries with an annual production capacity of approximately 5.5 million kilolitres.

Beer consumption is expected to rise with the increase in individuals' income levels in China, which is expected to drive further growth of the beverage division. Apart from acquisition, the Group will continue to emphasize on operational excellence, brand development and expansion of market coverage in the Chinese Mainland.

Textile

Turnover of the textile division for the first quarter of 2005 was HK$990.5 million, representing an increase of 24.8% over the same quarter of 2004. Attributable profits for the quarter amounted to HK$16.4 million, representing a decrease of 25.6% from the same quarter of 2004.

The growth in turnover of the operation was mainly due to the acquisition of interests in two sizable textile companies in Shanxi Province in the last quarter of 2004 and a drastic surge in the world market demand for the Chinese Mainland textile products upon the expiry of the global textile quotas effective 1 January 2005. China's textile products recorded a 19.1% export growth in the first quarter of 2005. This, together with the increase in production capacity as a result of technology upgrade, benefited the textile division with a respective increase in sales volume of 38.0% in yarns and 31.9% in fabric in the first quarter of 2005.

However, as the residual high cost cotton inventory carried forward from the last quarter of 2004 was almost fully consumed with production, the overall profit margin for the quarter under review decreased. This, together with the higher direct labor costs incurred as the production volume increased, greater depreciation charge associated with the implementation of a technology upgrade program and rate rises in utility costs resulted in a lower operating profit of the textile division.

With China now being one of the major garment exporting countries in the world, expansion in production capacity brought forth by the technology upgrade favorably positions the Group for more high-end branded products in the sales mix, which will lead to an improvement in the overall profit margin and well position itself in the process of the industry consolidation.

Property

The property division, which comprises the rental property segments of retail, office and industrial premises, reported a turnover and attributable profit for the first quarter of 2005 of HK$72.2 million and HK$252.8 million respectively, representing a corresponding decrease of 7.6% and an increase of 355.6% over the same period in 2004.

A net-of-tax revaluation surplus of approximately HK$0.2 billion as a result of the changes in accounting policies was recognized to the profit and loss account for first quarter of 2005 (2004: Not applicable).

The increase in turnover for the current quarter was mainly [illegible] overall same store growth of 4.3% was recorded. Moreover, the 24.0% increase in payments from suppliers, including incentives, store display and promotion income helped improve the operating result.

For the first quarter of 2005, attributable profit of the supermarket and logistics business improved with consolidated earnings before interest, tax, depreciation and amortization ("EBITDA") amounted to HK$207.2 million, an improvement of 42.8% over the same period of 2004.

As part of the business development strategy, the Group continuously works on its core competence to foster the competitiveness of its supermarket chain and has been closing down the loss-making stores since last year. To sustain and combat in the highly competitive operating environment, strenuous efforts were put to readjust the wide assortment of merchandise to cater for customer preferences and local weather patterns and undergo store renovation and conversion for its inefficient stores, particularly in the Southern region. The sales results of these stores proved to increase profit contribution.

The Eastern China operation, including Suguo, continued to perform well in the first quarter of 2005. Benefited from competitive pricing strategies, optimal merchandise mix, broad variety of consumer products adapted to local preferences, coupled with the increase in scale of operation and further development of the higher margin self-owned merchandise brands, the Eastern China operation reported a satisfactory growth in both turnover and net profit for the quarter under review by 34% and 49.7% respectively.

In Southern China, continuous favorable shifts in the merchandise mix and conversion of some of the stores to hypermarkets proved successful. A major inventory system integration between superstores' and hypermarkets' stocks drastically improved the distribution to the right stores at the right time. Moreover, rearrangement in store display of general merchandise also brought in additional rental income. Coupled with the turnover growth, better purchase terms negotiated, centralized procurement and other substantial cost savings through continuous process improvement, attributable profit was recorded for the first quarter of 2005, compared to a net loss for the same period in 2004. As part of the business development strategies, efforts put in business promotions and conceptual design of new store formats, such as *Olé*, *Superstore Plus*, are expected to cope with more diversified customer groups and therefore additional businesses in the near future.

The Hong Kong operation was also under keen competition with major local market players. To secure the margins, the Group did not follow straight the price wars initiated by the others that offered a wide variety of discount sales gimmicks. Through self-operated fresh food stalls, the turnover managed to edge up by 4.3% in the first quarter of 2005. However, additional running costs incurred in self-operated fresh food stalls, rental increases, store conversion costs together with the re-branding program resulted in a lower operating profit for the current quarter. With the solid revival of local private consumption expenditure and the demand for quality warehouse space remained buoyant, the Hong Kong operation will be benefited.

With the acquisition transactions completed in the end of May 2005, CR Vanguard becomes a wholly owned subsidiary of the Group and Suguo is 85% owned. This strategic move will help centralize the management functions, further reduce administrative expenses, promote management by store format and strengthen the Group's position with its suppliers of the supermarket and logistics operation.

The expanded geographical spread and the associated cost benefits will allow the Group to substantially benefit from centralized procurement, improve productivity of the supply and logistics chain as well as synergies among multiple store formats. All these will further improve the overall profitability and strengthen our market leadership in the most affluent regions in the Chinese Mainland.

Brand-fashion distribution

Turnover of the brand-fashion distribution segment for the first quarter of 2005 was HK$328.9 million, an increase of 22.8% over the same period in 2004. Attributable profit amounted to HK$10.7 million, an increase of 195.7% over the first quarter of 2004.

At the end of March 2005, the Group distributed 9 international brands through approximately 750 self-operated and franchised stores in designated cities in the Chinese Mainland.

The sales improvement for the first quarter of 2005 mainly came from a 28.7% turnover growth of the "Esprit" brand, achieved through aggressive marketing promotion, continuous increase in the number of self-operated stores by further development of sub-brands and sales increases in the wholesale business. With a same store growth of 12.1% and margin improvement in the wholesale business, the brand profitability recorded a 22.8% increase in the current quarter.

The Group will continue to strengthen its distribution network, improve operating cost efficiency and enhance the overall profitability of its brand portfolio to capitalize on the business opportunities that may arise from the Chinese Mainland.

Other Retail Stores

Turnover of the other retail stores segment for the first quarter of 2005 was HK$202.9 million, representing a decrease of 19.2% from the same period in 2004. Attributable profit for the quarter was HK$23.7 million, representing an increase of 26.0% over the same period in 2004.

As at the end of March 2005, the Group's chain of retail stores in Hong Kong consisted of 5 Chinese Arts & Crafts Stores 中藝, 1 CRC Department Store 華潤百貨 and over 30 CR Care Stores 華潤堂.

Overall decline in turnover was primarily due to the CRC Department Store closure in Hennessy Road since May 2004. Improvement in the overall profitability was mainly attributable to the higher margin attained by the Chinese Arts & Crafts Stores 中藝 operations, through ongoing product mix enhancement, brand promotion, niche creation and sales mix management. A same store growth of 11.1% in first quarter of 2005 was reported.

Resources tied in the promotion of self-developed brands and the dealing licences for value-for-money products collectively reduced the profitability of CR Care Stores 華潤堂 operation in the first quarter 2005. However, it is anticipated that with the gradual market recognition of the self-developed brands and sales discounts tightening, the overall operating results will be improved.

With a solid recovery of local private consumption expenditure and the rising number of inbound visitors to Hong Kong, retail sales growth prospects are encouraging.

Food Processing and Distribution

Turnover and attributable profit for the first quarter of 2005 amounted to HK$1,352.0 million and HK$98.7 million respectively, representing an increase of 5.9% and 9.4% over last year.

Foodstuff distribution operation reported a moderate growth in profitability. Through effective negotiation with suppliers, the operation ensured a stable supply of livestock to Hong Kong. Vigilant repricing measures proved effective in mitigating the

The growth in [illegible] Province in the last quarter of 2004 and a drastic surge in the world market demand for the Chinese [illegible] upon the expiry of the global textile quotas effective 1 January 2005. China's textile products recorded a [illegible] the first quarter of 2005. This, together with the increase in production capacity as a result of technology [illegible] textile division with a respective increase in sales volume of 38.0% in yarns and 31.9% in fabric in the first [illegible]

However, as the residual high cost cotton inventory carried forward from the last quarter of 2004 was almost fully consumed with production, the overall profit margin for the quarter under review decreased. This, together with the higher direct labor costs incurred as the production volume increased, greater depreciation charge associated with the implementation of a technology upgrade program and rate rises in utility costs resulted in a lower operating profit of the textile division.

With China now being one of the major garment exporting countries in the world, expansion in production capacity brought forth by the technology upgrade favorably positions the Group for more high-end branded products in the sales mix, which will lead to an improvement in the overall profit margin and well position itself in the process of the industry consolidation.

Property

The property division, which comprises the rental property segments of retail, office and industrial premises, reported a turnover and attributable profit for the first quarter of 2005 of HK$72.2 million and HK$252.8 million respectively, representing a corresponding decrease of 7.6% and an increase of 355.6% over the same period in 2004.

A net-of-tax revaluation surplus of approximately HK$0.2 billion as a result of the changes in accounting policies was recognized to the profit and loss account for first quarter of 2005 (2004: Not applicable).

The reduction in both turnover and attributable profit, after excluding the effect of the net-of-tax revaluation surplus, for the first quarter 2005 was mainly due to the rental earning capacity being affected during the renovation of the Group's retail properties at Hennessy Road, Wanchai, previously occupied by a CRC Department Store 華潤百貨. The renovation works commenced in June 2004 for a multi-storey gourmet and entertainment complex which is expected to bring a marked improvement in the earning potential upon completion by the second half of 2005. A preliminary agreement was also signed in April 2005 for the sale of CRE Building, an office property at Wanchai, as the Group intends to focus on retail property investment in future.

The local retail property market remained buoyant during the first quarter of 2005 with a rising number of inbound tourists and the solid recovery of local private consumption expenditure. A general rental increase upon tenancy renewal was recorded for retail properties in the current quarter. Average occupancy rate of industrial premises remained high at 85.6%.

The Group will continue to leverage on the existing resources and expertise to facilitate the retail-led supermarket business growth. Non-core investment assets in the industrial and office sectors are under consideration for divesture and proceeds will be applied to new business opportunities in retail areas.

Investments and Others

Attributable profit for first quarter of 2005 amounted to HK$76.4 million. (First quarter of 2004: HK$78.2 million).

Container Terminal

The Group has a 10% interest in HIT Investments Limited. The Hong Kong and Yantian deepwater port operations continued to maintain a stable profit performance for the quarter under review.

CAPITAL AND FUNDING

To maximize surplus cash for internal funding while enhancing liquidity and yield, the Group operates under a centralized system of treasury management. As at 31 March 2005, the Group's consolidated cash and cash equivalents amounted to HK$5,553.0 million. The Group's borrowings as at 31 March 2005 were HK$9,980.2 million with HK$3,198.4 million repayable within 1 year, HK$6,688.9 million repayable after 1 year but within 5 years and HK$92.9 million repayable after 5 years. Committed borrowing facilities available to the Group were fully utilized as at 31 March 2005. Except for the US$230 million convertible guaranteed bonds, due for maturity in May 2006, all the borrowings were subject to floating rates.

On the basis of the Group's net borrowings relative to the shareholders' funds and minority interests, the Group's gearing was approximately at 21.3%. The cash inflow from divestment improved the Group's gearing position in the current quarter.

The Group's principal assets, liabilities, revenue and payments are denominated in US dollars, Hong Kong dollars and Renminbi. As at 31 March 2005, 26% of the Group's cash deposit balances was held in US dollars, 36% in Renminbi and 36% in Hong Kong dollars; whereas 37% of the Group's borrowings was denominated in US dollars and 30% in Renminbi with the remainder in Hong Kong dollars. Moreover, to mitigate the foreign currency and interest rates exposure, the Group entered into certain forward contracts and interest rate swaps to hedge against part of its borrowings.

PLEDGE OF ASSETS

As at 31 March 2005, fixed assets with a net book value of HK$750.1 million (2004: HK$799.3 million) were pledged for short-term loans in the sum of HK$436.0 million (2004: pledged for short term loans of HK$523.2 million) and long term loans in the sum of HK$72.2 million (2004: pledged for long term loans of HK$72.2 million).

CONTINGENT LIABILITIES

The Group did not have any material contingent liabilities as at 31 March 2005.

CAUTION STATEMENT

The Board wishes to remind investors that the above financial data is based on the Company's internal records and management accounts. The above financial data for the first quarter of 2005 have not been reviewed or audited by the auditors. Shareholders and potential investors of the Company should exercise caution when dealing in shares of the Company.

By order of the Board
CHEN SHULIN
Managing Director

Hong Kong, 31 May 2005

As at that date of this announcement, the executive directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Qiao Shibo (Deputy Managing Director), Mr. Yan Biao (Deputy Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Lau Pak Shing, Mr. Wang Qun, Mr. Zhong Yi and Mr. Kwong Man Him. The non-executive directors are Mr. Jiang Wei and Mr. Xie Shengxi. The independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh and Dr. Li Ka Cheung, Eric.

FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Our Ref.: S/7911/94 LTO/kk

2 JUN 2005

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 31 May 2005 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED



LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.